UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]                No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 25, 2007

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FIRST QUARTER 2007

FINANCIAL AND OPERATING RESULTS

Moscow and New York (May 25, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced its financial and operating results for the quarter ended March 31, 2007.

Financial and Operating Highlights

•	Net operating revenues reached $1,488.0 million in the first quarter, a year-on-year increase of 59.0% and a quarter-on-quarter increase of 2.5%.
•	OIBDA reached $766.4 million, a year-on-year increase of 58.8%.
•	OIBDA margin was 52.9% in Russia and 51.5% for the Company.
•	Net income totaled $277.3 million, a year-on-year increase of 84.6%.
•	Operating cash flow was $655.9 million, a year-on-year increase of 81.2%.
•	ARPU was unchanged in Russia as compared with the previous quarter.
•	Market share exceeded 50% in Kazakhstan.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “Our first quarter results were very strong with revenue, OIBDA, net income and cash flow all at record levels. We reported almost 60% year-on-year growth in revenue and OIBDA and almost 85% year-on-year growth in net income which is a remarkable achievement for a company of VimpelCom’s size.

“On a sequential, quarter-on-quarter basis, our results were also very encouraging. Although the first quarter is the seasonally weakest quarter for revenue, we reported both revenue growth and substantially improved margins. It is a very good start to what we hope will become another successful year.”

Changes in definitions and reported data

The Company believes that active subscriber base data and the corresponding MOU and ARPU more accurately reflect the trends and competitive positions of the business. Accordingly, beginning with this press release, the relevant operating and financial results (i.e., number of subscribers, ARPU and MOU) are reported on the basis of active subscribers.

The only exception is churn which we continue to calculate with regard to the registered subscriber base. Russian regulations require that telephone numbers should remain assigned to inactive subscribers for a period of six months. For uniformity, we will also use this approach in the countries of the CIS. Starting from this

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VimpelCom Announces First Quarter 2007 Financial And Operating Results

report we will publish churn numbers separately for each country where we have operated for more than one year.

For convenience, we will continue to report the registered subscriber base and the related figures, which are now defined as MOUREG and ARPUREG, for comparable periods (see Attachment A for the definitions and refer to Attachment D for relevant data).

All the above-mentioned definitions refer to mobile subscribers. With the acquisition of Armentel, the Company also has fixed-line subscribers which are treated separately.

Attachments A, B, C and D present respectively

•	definitions for certain terms used in this press release,
•	the condensed consolidated financial statements of VimpelCom,
•	tables with relevant reconciliations of non-U.S. GAAP financial measures to their most directly comparable U.S. GAAP financial measures, and
•	certain reference data.

Key Consolidated Financial and Operating Results

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Active subscribers	45,784,400	40,025,100	14.4%	45,547,700	0.5%
Fixed line subscribers	607,400	na		608,500	-0.2%
Net operating revenues (US$,000)	1,488,047	936,167	59.0%	1,451,412	2.5%
OIBDA (US$, 000)	766,417	482,607	58.8%	689,825	11.1%
OIBDA margin	51.5%	51.6%		47.5%
Gross margin (US$, 000)	1,220,993	768,298	58.9%	1,179,453	3.5%
Gross margin percentage	82.1%	82.1%		81.3%
SG&A (US$, 000)	439,467	282,925	55.3%	478,423	-8.1%
SG&A percentage	29.5%	30.2%		33.0%
Net income (US$, 000)	277,275	150,223	84.6%	197,950	40.1%
Net income per share (US$)	5.45	2.94		3.89
Net income per ADS (US$)	1.36	0.74		0.97

In the first quarter of 2007, VimpelCom invested approximately $303.5 million for the purchase of long-lived assets.

Consolidated figures represent the combined effect of the Company’s operations in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia.

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VimpelCom Announces First Quarter 2007 Financial And Operating Results

RUSSIA

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Net operating revenues*) (million US$)	1,278.4	871.0	46.8%	1,280.8	-0.2%
including interconnect revenue	170.7	46.8	264.7%	167.8	1.7%
OIBDA (million US$)	676.5	462.3	46.3%	645.1	4.9%
OIBDA margin	52.9%	53.1%		50.3%
Gross margin (million US$)	1064.5	725.4	46.7%	1061.1	0.3%
Gross margin percentage	83.2%	83.3%		82.8%
SG&A (million US$)	374.8	260.4	43.9%	406.6	-7.8%
SG&A percentage	29.3%	29.9%		31.7%
Net income (million US$)	280.4	155.0	80.9%	222.2	26.2%

ARPU, (US$)	10.9	7.8	39.7%	10.9	0.0%
MOU, (min)	160.9	132.0	21.9%	157.9	1.9%
SAC (US$)	22.1	13.9	59.0%	21.8	1.4%
Active subscribers	38,631,100	37,373,400	3.4%	39,782,700	-2.9%
Churn	8.6%	8.7%		10.0%
Subscriber market share**)	31.2%	33.9%		31.7%

*)	Excluding inter-company transactions.
**)	Subscriber market share data presented here and in the following country tables are published by independent organizations and are generally based on registered subscribers.

In Russia, a favorable business environment and conservative pricing resulted in essentially flat revenue in the first quarter of 2007 versus the fourth quarter of 2006. Stable revenue underscores the robustness of the Russian market as it was delivered in a seasonally weak quarter.

In January 2007, we tightened our definition of active subscribers excluding those who were included in the active base due only to a technical transaction. It was a one-time correction, and we believe it more correctly reflects the size of our base. As a result, our active subscriber base declined sequentially by 2.9%, somewhat supporting our ARPU which stayed flat. [To note, our ARPUREG also remained essentially flat on a sequential quarterly basis.]

Selling, general and administrative expenses (SG&A) as a percentage of net operating revenues improved on a sequential quarterly basis from 31.7% to 29.3% primarily due to a seasonal reduction in sales and marketing expenses. On a year-on-year basis it also improved, as compared with 29.9% reported for the first quarter of 2006. This improvement reflects the growing efficiency of our business and the increased scale of operations during the past 12 months.

The above-mentioned factors resulted in substantial improvements in the margins in the first quarter of 2007 as compared with the fourth quarter of 2006.

In the first quarter of 2007, VimpelCom invested approximately $199.5 million for the purchase of long-lived assets in Russia.

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VimpelCom Announces First Quarter 2007 Financial And Operating Results

KAZAKHSTAN

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Net operating revenues*) (million US$)	118.9	54.0	120.2%	112.4	5.8%
including interconnect revenue	20.5	12.2	68.0%	26.3	-22.1%
OIBDA (million US$)	62.0	21.9	183.1%	35.7	73.7%
OIBDA margin	51.9%	40.3%		31.6%
Gross margin (million US$)	88.2	35.5	148.5%	77.3	14.1%
Gross margin percentage	73.9%	65.3%		68.4%
SG&A (million US$)	25.4	13.5	88.1%	40.2	-36.8%
SG&A percentage	21.3%	24.8%		35.6%
Net income**) (million US$)	13.1	3.9	235.9%	-4.4

ARPU, (US$)	12.2	8.8	38.6%	13.8	-11.6%
MOU, (min)	72.3	44.8	61.4%	78.0	-7.3%
SAC (US$)	9.0	6.1	47.5%	8.8	2.3%
Active subscribers	3,501,300	2,123,100	64.9%	3,052,900	14.7%
Churn	5.5%	6.9%		6.1%
Subscriber market share	50.2%	40.6%		49.5%

*)	Excluding inter-company transactions.
**)	After minority interest.

In the first quarter of 2007, the Company continued the successful development of its Kazakhstan operations. We achieved triple-digit year-on-year growth in net operating revenues, OIBDA and net income. These figures also grew as compared with the fourth quarter of 2006 in spite of a modest seasonal decline in MOU and ARPU. Our market share reached a new high of 50.2% in an environment of increased activity by the third competitor.

Our gross margin was positively impacted by the change in interconnect accounting when 10 second rounding was introduced by the regulator. This change and seasonal reduction in SG&A expenses as compared with the previous quarter resulted in great improvements in margins, leading the OIBDA margin to 51.9%, the highest ever recorded by the Company in Kazakhstan.

During the first quarter of 2007 the tenge, the Kazakh currency, strengthened against the US dollar from 127.0 tenge per $1 to 123.8 tenge per $1. This strengthening resulted in a net foreign exchange gain of $10.5 million reflected in net income.

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VimpelCom Announces First Quarter 2007 Financial And Operating Results

UKRAINE

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Net operating revenues*) (US$, million)	15.7	2.1	647.6%	14.3	9.8%
including interconnect revenue	5.4	0.7	671.4%	4.5	20.0%
OIBDA (million US$)	-6.5	-6.8		-10.5
Gross margin (million US$)	9.5	-0.4		7.3	30.1%
Gross margin percentage	58.3%	-19.0%		49.3%
SG&A (million US$)	16.0	6.4	150.0%	17.6	-9.1%
SG&A percentage	98.2%	304.8%		118.9%
Net income (million US$)	-18.4	-9.5		-21.5

ARPU, (US$)	3.0	3.4	-11.8%	4.2	-28.6%
MOU, (min)	138.0	60.8	127.0%	149.1	-7.4%
SAC (US$)	8.9	30.1	-70.4%	6.6	34.8%
Active subscribers	1,953,200	144,000	1256.4%	1,523,700	28.2%
Subscriber market share	4.5%	0.8%		3.8%

*)	Excluding inter-company transactions.

The Company improved its position in Ukraine in the first quarter of 2007. Our market share grew from 3.8% to 4.5%, as our incremental market share (IMS) for the first quarter was more than 20%. In fact, our IMS grew in each month of the quarter and reached almost 45% in March. This indicates very good momentum in subscriber growth.

As compared with the previous quarter, we increased our active subscriber base by approximately 28.2% and net operating revenues by 9.8%. Gross margin was better than in the previous quarter and OIBDA, though still negative, is improving as well. Thus, the Company is making progress in Ukraine despite further deterioration of the difficult pricing environment that began in the fourth quarter of 2006. Our focus in Ukraine remains on building our subscriber base and growing market share, while striving towards breakeven OIBDA.

UZBEKISTAN

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Net operating revenues*) (million US$)	18.0	8.9	102.2%	15.8	13.9%
OIBDA (million US$)	8.7	5.2	67.3%	7.8	11.5%
OIBDA margin	47.7%	58.6%		49.1%
Gross margin (million US$)	15.2	7.7	97.4%	13.9	9.4%
Gross margin percentage	83.5%	86.8%		87.1%
SG&A (million US$)	6.4	2.5	156.0%	5.9	8.5%
SG&A percentage	35.5%	27.8%		37.3%
Net income (million US$)	2.5	1.0	150.0%	0.4	525.0%

ARPU, (US$)	6.7	16.6	-59.6%	9.8	-31.6%
MOU, (min)	242.2	453.5	-46.6%	268.8	-9.9%
SAC (US$)	3.7	20.6	-82.0%	5.8	-36.2%
Active subscribers	1,106,300	374,000	195.8%	700,500	57.9%
Subscriber market share	33.9%	31.5%		28.2%

*)	Excluding inter-company transactions.

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VimpelCom Announces First Quarter 2007 Financial And Operating Results

The Company made good progress in Uzbekistan in the first quarter of 2007. The number of active subscribers during the quarter grew by 57.9% in the first quarter of 2007 as compared to the fourth quarter of 2006. On a quarter-on-quarter and year-on-year basis, net operating revenues, OIBDA and net income grew while MOU and ARPU declined. ARPU in the first quarter declined due partially to seasonality, but also reflecting the impact of promotional pricing in this rapidly growing market.

Our key priorities in Uzbekistan are subscriber growth and network and infrastructure build-out, as the penetration rate in the country is still less than 15%.

TAJIKISTAN

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Net operating revenues*) (million US$)	2.85	0.18	1483.3%	0.80	256.3%
including interconnect revenue	0.21	0.00		0.07	200.0%
OIBDA (million US$)	-0.34	-0.05		-1.11
Gross margin (million US$)	1.55	0.10	1450.0%	0.37	318.9%
Gross margin percentage	54.2%	55.6%		45.1%
SG&A (million US$)	1.89	0.15	1160.0%	1.48	27.7%
SG&A percentage	66.1%	83.3%		180.5%
Net income**) (million US$)	-1.00	-0.20		-1.11

ARPU, (US$)	8.7	5.1	70.6%	9.0	-3.3%
MOU, (min)	205.8	39.2	425.0%	187.9	9.5%
SAC (US$)	9.0	19.0	-52.6%	2.5	260.0%
Active subscribers	145,300	10,700	1257.9%	72,000	101.8%
Subscriber market share	14.8%	9.5%		8.9%

*)	Excluding inter-company transactions.
**)	After minority interest.

The explosive growth in Tajikistan which started in the fourth quarter of 2006 following the launch of the “Beeline” brand continued through the first quarter of 2007. The Company again reported triple-digit sequential growth in the number of active subscribers and net operating revenues. Market share growth in the first quarter of 2007 was also substantial, as it increased by approximately 6 percentage points.

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VimpelCom Announces First Quarter 2007 Financial And Operating Results

NEW OPERATIONS

ARMENIA	Three months
	1Q 2007	4Q 2006**)	Change, 1Q07/4Q06
Net operating revenues*) (million US$)	54.07	27.37	97.6%
including mobile revenues	19.83	10.45	89.8%
including fixed revenues	34.24	16.92	102.4%
including interconnect revenues	11.97	0.00
OIBDA (million US$)	27.31	13.29	105.5%
OIBDA margin	50.4%	48.6%
Net income***) (million US$)	2.55	2.93	-13.0%

Mobile active subscribers	439,900	416,000	5.7%
ARPU, (US$)	14.5	17.0	-14.7%
MOU, (min)	141.3	178.0	-20.6%
Mobile subscriber market share	37.3%	38.2%

Fixed subscribers	607,400	608,500	-0.2%
ARPU fixed (US$)	18.8	18.5	1.6%

Total assets (million US$)	624.8	622.6	0.4%

*)	Excluding inter-company transactions.
**)	Figures in this column represent the results of operations after November 16, 2006, i.e. only the second half of the fourth quarter of 2006.
***)	After minority interest.

VimpelCom completed the acquisition of 90% of Armentel on November 16, 2006 and the acquisition of the remaining 10% on April 18, 2007. We began to consolidate Armentel’s results in our financial reporting from November 16, 2006. Therefore the first quarter of 2007 was the first full quarter of VimpelCom’s operations in Armenia and we deferred a more detailed analysis of the results until next quarter.

Armentel operates both fixed-line and mobile networks. In Armenia, VimpelCom plans to enhance Armentel’s position in the mobile market and continue to operate the fixed-line network, exploring fixed-to-mobile convergence opportunities.

VimpelCom acquired Mobitel, a Georgian GSM-1800 license holder, in July 2006. Since that time we have worked to organize our business in Georgia, build the network, infrastructure and distribution channels. The Company launched commercial operations on March 15, 2007.

The Company’s management will discuss its first quarter results during a conference call and slide presentation on May 25, 2007 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through June 1, 2007 and June 25, 2007, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Although the first quarter 2007 U.S. GAAP financial statements were approved by the requisite majority of our

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VimpelCom Announces First Quarter 2007 Financial And Operating Results

board, the three directors on our board who were nominated by our shareholder Telenor East Invest AS and who are officers of Telenor or its affiliates voted against approval.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans, and developments in the telecommunications markets in which the Company operates. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, the Company’s ability to continue to grow its overall revenues and its subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Marine Babayan	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

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-Definitions and tables are attached –

Attachment A: Definitions

Registered subscriber is an authorized user of cellular services, using one SIM card (GSM/3G) with one or several selective numbers or one handset (DAMPS/CDMA) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards or handsets.

Churn rate is defined as the total number of registered subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

Active subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Prepaid subscribers are those subscribers who pay for their services in advance.

Fixed-line subscriber is an authorized user of fixed-line communications services.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of total net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

ARPUREG is ARPU calculated with regard to the registered subscriber base.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of active subscribers during the month.

MOUREG is MOU calculated with regard to the registered subscriber base.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions (for sales and bonus for exclusivity* ), advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC in growing markets provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively. Market share data is published by consulting agencies specializing in the telecommunications industry in Russia and the CIS.

*)

Dealers’ bonus for exclusivity which, prior to the fourth quarter of 2006, we counted as a part of general and administrative expenses is now included in the dealers’ commission expense. Historical numbers including SAC were recalculated accordingly.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2007		2006
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	1,486,192	US$	930,150
Sales of handsets and accessories		1,522		5,329
Other revenues		966		987

Total operating revenues		1,488,680		936,466

Revenue based tax		(633)		(299)

Net operating revenues		1,488,047		936,167

Operating expenses:
Service costs		265,326		162,919
Cost of handsets and accessories sold		1,728		4,950
Selling, general and administrative expenses		439,467		282,925
Depreciation and amortization		322,461		212,049
Provision for doubtful accounts		15,109		2,766

Total operating expenses		1,044,091		665,609

Operating income		443,956		270,558

Other income and expenses:
Interest income		4,652		1,392
Other income		2,177		2,104
Interest expense		(45,805)		(43,173)
Other expense		(12,991)		(4,577)
Net foreign exchange gain		16,729		5,579

Total other income and expenses		(35,238)		(38,675)

Income before income taxes, minority interest		408,718		231,883
Income tax expense		119,946		75,878
Minority interest in net earnings of subsidiaries		11,497		3,900

Income before cumulative effect of change in accounting principle	US$	277,275	US$	152,105

Cumulative effect of changes in accounting principle		—		(1,882)

Net income	US$	277,275	US$	150,223

Net income per common share	US$	5.45	US$	2.94

Net income per ADS equivalent	US$	1.36	US$	0.74

Weighted average common shares outstanding (thousands)		50,892		51,032

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	March 31, 2007		December 31, 2006
	(unaudited)
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	738,554	US$	344,494
Trade accounts receivable		323,786		311,991
Other current assets		417,108		468,071

Total current assets		1,479,448		1,124,556

Non-current assets
Property and equipment, net		4,706,226		4,615,675
Telecommunication licenses and allocation of frequencies, net		907,806		924,809
Goodwill		802,087		775,223
Other intangible assets, net		247,734		257,917
Other assets		736,247		738,366

Total non-current assets		7,400,100		7,311,990

Total assets	US$	8,879,548	US$	8,436,546

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	564,068	US$	671,532
Due to related parties		628		421
Customer advances and deposits		279,064		314,375
Bank loans, current portion		367,435		358,211
Accrued liabilities		377,212		267,437

Total current liabilities		1,588,407		1,611,976

Deferred income taxes		512,425		528,025
Bank loans, less current portion		2,126,311		1,980,726
Equipment financing and other liabilities		109,801		115,050

Minority interest		270,211		257,859

Shareholders’ equity		4,272,393		3,942,910

Total liabilities and shareholders’ equity	US$	8,879,548	US$	8,436,546

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2007		2006
	(In thousands of US dollars)
Net cash provided by operating activities	US$	655,865	US$	361,887

Purchase of property and equipment		(325,676)		(207,688)
Purchase of intangible assets		(5,161)		(6,043)
Acquisition of subsidiaries, net of cash		—		(252,522)
Late payments of purchase price for Armentel and Tacom		(12,688)		—
Purchase of other assets		(62,054)		(167,658)

Net cash used in investing activities		(405,579)		(633,911)
Proceeds from bank and other loans		228,594		253,606
Sale of treasury stock		8,087		989
Repayments of bank and other loans		(75,974)		(91,202)
Payments of fees in respect of bank loans and debt issues		(382)		(1,581)
Repayment of equipment financing obligations		(18,619)		(21,701)

Net cash provided by financing activities		141,706		140,111

Effect of exchange rate changes on cash and cash equivalents		2,068		6,281

Net increase (decrease) in cash and cash equivalents		394,060		(125,632)
Cash and cash equivalents at beginning of period		344,494		363,646

Cash and cash equivalents at end of period	US$	738,554	US$	238,014

Supplemental cash flow information

Cash paid during the period:
Income tax	US$	122,062	US$	57,074
Interest		25,813		27,898
Non-cash activities:
Equipment acquired under financing agreements		17,102		—
Accounts payable for equipment and license		140,413		149,749
Accrued debt and equity offering costs		—		480

Acquisitions:
Fair value of assets acquired		—		150,021
Difference between the amount paid and the fair value of net assets acquired		—		154,061
Cash paid for the acquisition of subsidiaries		—		(260,974)

Liabilities assumed	US$	—	US$	(43,108)

Attachment C. Reconciliation tables (Unaudited)

CONSOLIDATED

Reconciliation of OIBDA

(In thousands of US dollars)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA	766,417	482,607	689,825
Depreciation	(269,172)	(171,094)	(265,086)
Amortization	(53,289)	(40,955)	(50,095)
Operating income	443,956	270,558	374,644

Reconciliation of OIBDA Margin

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA margin	51.5%	51.6%	47.5%
Less: Depreciation as a percentage of net operating revenue	(18.1)%	(18.3)%	(18.3)%
Less: Amortization as a percentage of net operating revenue	(3.6)%	(4.4)%	(3.4)%
Operating income as a percentage of net operating revenue	29.8%	28.9%	25.8%

RUSSIA

Reconciliation of OIBDA in Russia

(In thousands of US dollars)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA	676,476	462,337	645,144
Depreciation	(232,681)	(161,936)	(229,544)
Amortization	(28,536)	(24,977)	(27,091)
Operating income	415,259	275,424	388,509

Reconciliation of OIBDA Margin in Russia

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA margin	52.9%	53.1%	50.3%
Less: Depreciation as a percentage of net operating revenue	(18.2)%	(18.6)%	(17.9)%
Less: Amortization as a percentage of net operating revenue	(2.2)%	(2.9)%	(2.1)%
Operating income as a percentage of net operating revenue	32.5%	31.6%	30.3%

Reconciliation of SAC in Russia

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Selling, general and administrative expenses	374,757	260,398	406,642
Less: General and administrative expenses	284,977	184,591	298,222
Sales and marketing expenses, including	89,780	75,807	108,420
advertising & marketing expenses	43,132	33,704	59,892
dealers’ commission expense	46,648	42,103	48,528
New gross subscribers,’000	4,056	5,459	4,971
Subscriber Acquisition Cost (SAC) (US$)	22.1	13.9	21.8

Reconciliation of ARPU in Russia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Service revenue and connection fees	1,276,754	864,767	1,276,276
Less: Connection fees	169	404	308
Less: Revenue from rent of fiber-optic channels	964	328	433
Service revenue used to calculate ARPU	1,275,621	864,035	1,275,535
Average number of registered subscribers, ‘000	47,974	43,919	47,541
ARPU REG (US$)	8.9	6.6	8.9
Average number of active subscribers,’000	39,021	36,784	39,102
ARPU (US$)	10.9	7.8	10.9

KAZAKHSTAN

Reconciliation of OIBDA in Kazakhstan

(In thousands of US dollars)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA	62,007	21,907	35,744
Depreciation	(15,817)	(7,672)	(21,142)
Amortization	(9,154)	(8,785)	(9,134)
Operating income	37,036	5,450	5,468

Reconciliation of OIBDA Margin in Kazakhstan

(In thousands of US dollars)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA margin	51.9%	40.3%	31.6%
Less: Depreciation as a percentage of net operating revenue	(13.2)%	(14.1)%	(18.7)%
Less: Amortization as a percentage of net operating revenue	(7.7)%	(16.2)%	(8.1)%
Operating income as a percentage of net operating revenue	31.0%	10.0%	4.8%

Reconciliation of SAC in Kazakhstan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Selling, general and administrative expenses	25,423	13,504	40,200
Less: General and administrative expenses	18,700	9,693	33,080
Sales and marketing expenses, including	6,723	3,811	7,120
advertising & marketing expenses	3,895	1,768	4,419
dealers’ commission expense	2,828	2,043	2,701
New gross subscribers,’000	744	623	809
Subscriber Acquisition Cost (SAC) (US$)	9.0	6.1	8.8

Reconciliation of ARPU in Kazakhstan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Service revenue and connection fees	119,399	54,382	112,963
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	119,399	54,382	112,963
Average number of registered subscribers, ’000	4,086	2,316	3,498
ARPU REG (US$)	9.7	7.8	10.8
Average number of active subscribers,’000	3,271	2,070	2,728
ARPU (US$)	12.2	8.8	13.8

UKRAINE

Reconciliation of OIBDA in Ukraine

(In thousands of US dollars)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA	(6,518)	(6,814)	(10,546)
Depreciation	(3,203)	(76)	(4,325)
Amortization	(5,210)	(4,692)	(5,722)
Operating income	(14,931)	(11,582)	(20,593)

Reconciliation of SAC in Ukraine

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Selling, general and administrative expenses	15,980	6,397	17,624
Less: General and administrative expenses	10,844	5,765	11,346
Sales and marketing expenses, including	5,136	632	6,278
advertising & marketing expenses	4,158	632	5,144
dealers’ commission expense	978	0	1,134
New gross subscribers,’000	578	21	948
Subscriber Acquisition Cost (SAC) (US$)	8.9	30.1	6.6

Reconciliation of ARPU in Ukraine

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Selling, general and administrative expenses	15,980	6,397	17,624
Less: General and administrative expenses	10,844	5,765	11,346
Sales and marketing expenses, including	5,136	632	6,278
advertising & marketing expenses	4,158	632	5,144
dealers’ commission expense	978	0	1,134
New gross subscribers,’000	578	21	948
Subscriber Acquisition Cost (SAC) (US$)	8.9	30.1	6.6
ARPU (US$)	3.0	3.4	4.2

UZBEKISTAN

Reconciliation of OIBDA in Uzbekistan

(In thousands of US dollars)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA	8,664	5,227	7,815
Depreciation	(3,097)	(1,374)	(2,720)
Amortization	(3,383)	(2,084)	(3,378)
Operating income	2,184	1,769	1,717

Reconciliation of OIBDA Margin in Uzbekistan

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA margin	47.7%	58.6%	49.1%
Less: Depreciation as a percentage of net operating revenue	(17.0)%	(15.4)%	(17.1)%
Less: Amortization as a percentage of net operating revenue	(18.6)%	(23.4)%	(21.2)%
Operating income as a percentage of net operating revenue	12.0%	19.8%	10.8%

Reconciliation of SAC in Uzbekistan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Selling, general and administrative expenses	6,442	2,476	5,933
Less: General and administrative expenses	4,630	1,858	4,287
Sales and marketing expenses, including	1,812	618	1,646
advertising & marketing expenses	699	310	767
dealers’ commission expense	1,113	308	879
New gross subscribers,’000	488	30	284
Subscriber Acquisition Cost (SAC) (US$)	3.7	20.6	5.8

Reconciliation of ARPU in Uzbekistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Service revenue and connection fees	18,778	9,207	16,446
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	18,778	9,207	16,446
Average number of registered subscribers, ‘000	980	273	625
ARPU REG (US$)	6.4	11.2	8.8
Average number of active subscribers,’000	930	185	558
ARPU (US$)	6.7	16.6	9.8

TAJIKISTAN

Reconciliation of OIBDA in Tajikistan

(In thousands of US dollars)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA	(343)	(50)	(1,112)
Depreciation	(345)	(37)	(204)
Amortization	(158)	(416)	(69)
Operating income	(846)	(503)	(1,385)

Reconciliation of SAC in Tajikistan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Selling, general and administrative expenses	1,894	149	1,485
Less: General and administrative expenses	1,199	145	1,325
Sales and marketing expenses, including	695	3.8	160
advertising & marketing expenses	305	3.8	91
dealers’ commission expense	390	0	69
New gross subscribers,’000	77	0.2	65
Subscriber Acquisition Cost (SAC) (US$)	9.0	19.0	2.5

Reconciliation of ARPU in Tajikistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Service revenue and connection fees	2,891	185	840
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	2,891	185	840
Average number of registered subscribers, ‘000	113	27	36
ARPU REG (US$)	8.5	2.3	7.8
Average number of active subscribers,’000	111	12	31
ARPU (US$)	8.7	5.1	9.0

ARMENIA

Reconciliation of OIBDA in Armenia

(In thousands of US dollars)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA	27,309	na	13,290
Depreciation	(13,941)	na	(7,148)
Amortization	(5,865)	na	(3,928)
Operating income	7,503	na	2,214

Reconciliation of OIBDA Margin in Armenia

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
OIBDA margin	50.4%	na	48.6%
Less: Depreciation as a percentage of net operating revenue	(25.7)%	na	(26.1)%
Less: Amortization as a percentage of net operating revenue	(10.8)%	na	(14.4)%
Operating income as a percentage of net operating revenue	13.9%	na	8.1%

Reconciliation of mobile ARPU in Armenia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Service revenue and connection fees	19,912	na	10,451
Less: Connection fees	129	na	0
Less: Revenue from rent of fiber-optic channels	0	na	0
Service revenue used to calculate ARPU	19,783	na	10,451
Average number of registered subscribers, ‘000	468	na	445
ARPU REG (US$)	14.1	na	15.7
Average number of active subscribers,’000	456	na	409
ARPU (US$)	14.5	na	17.0

Reconciliation of fixed ARPU in Armenia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2007	March 31, 2006	December 31, 2006
Service revenue and connection fees	34,242	na	16,922
Less: Connection fees	0	na	0
Service revenue used to calculate ARPU	34,242	na	16,922
Average number of subscribers,’000	607	na	609
Average revenue per subscriber per month (US$)	18.8	na	18.5

Attachment D. Additional reference data

Operating and Financial Indicators

CONSOLIDATED

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Registered mobile subscribers	56,805,600	48,052,800	18.2%	55,135,700	3.0%
Registered fixed subscribers	607,400	na		608,500	-0.2%

RUSSIA

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Registered subscribers	48,345,300	44,814,000	7.9%	48,141,200	0.4%
ARPUREG, (US$)	8.9	6.6	34.8%	8.9	0.0%
MOUREG, (min)	130.9	110.6	18.4%	129.8	0.8%

KAZAKHSTAN

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Registered subscribers	4,345,649	2,512,700	72.9%	3,826,500	13.6%
ARPUREG, (US$)	9.7	7.8	24.4%	10.8	-10.2%
MOUREG, (min)	57.9	40.0	44.8%	60.8	-4.8%

UKRAINE

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Registered subscribers	2,331,300	278,000	738.6%	1,876,100	24.3%
ARPUREG, (US$)	2.5	2.6	-3.8%	3.4	-26.5%
MOUREG, (min)	114.7	47.3	142.5%	122.4	-6.3%

UZBEKISTAN

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Registered subscribers	1,147,200	421,400	172.2%	766,500	49.7%
ARPUREG, (US$)	6.4	11.2	-42.9%	8.8	-27.3%
MOUREG, (min)	229.9	307.3	-25.2%	240.1	-4.2%

TAJIKISTAN

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Registered subscribers	149,900	26,700	461.4%	73,400	104.2%
ARPUREG, (US$)	8.5	2.3	269.6%	7.8	9.0%
MOUREG, (min)	201.2	17.0	1083.5%	160.8	25.1%

ARMENIA

	Three months
	1Q2007	1Q2006	Change, 1Q07/1Q06	4Q2006	Change, 1Q07/4Q06
Registered subscribers	478,000	na		452,000	5.8%
ARPUREG, (US$)	14.1	na		15.7	-10.2%
MOUREG, (min)	137.6	na		163.7	-15.9%

VimpelCom Presentation of 1Q 2007 Financial and Operating Results May 25, 2007

Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans, such as growth in terms of subscribers, ARPU and revenues as well as acquisitions and expansion into new business areas. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, and/or litigation with third parties or our shareholders (including Telenor).  The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding, specific transactions and payment of dividends), and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31,
2006 and other public filings made by the Company with the United States Securities and Exchange
Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-
looking statements contained in this release, or to make corrections to reflect future events or developments.

Welcome Remarks Alexander Izosimov, Chief Executive Officer

Quarterly Financial Dynamics
Net Revenues, $ mln Net Income, $ mln
OIBDA, $ mln OIBDA Margin
46.1%
51.6%
50.1%
52.8%
47.5%
51.5%
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
+59.0%
910
936
1,122
1,359
1,451
1,488
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
+84.6%
277
198
268
195
150
152
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
+58.8%
766
690 718
562
483
420
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07

5 Net Operating Cash Flow vs CAPEX 1,971 1,293 804 2,265 1,512 1,635 1,242 1,620 2004 2005 2006 1Q07LTM Net Operating Cash Flow, $ mln Capex, $ mln

Strong Balance Sheet
*LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM
Depreciation and amortization
LTM stands for “last twelve months” to reporting date
* * In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein
Assets and Liabilities, $ mln
2,643
1,998
2,489
6,307
8,437
8,880
2005 2006 1Q07
Total Debt
Total Assets
($ mln) 03/31/07 12/31/06 12/31/05
Cash and Cash Equivalents 739 344 364
Total Assets 8,880 8,437 6,307
Total Debt 2,643 2,489 1,998
  -Short-term 438 424 421
  -Long-term 2,205 2,065 1,577
Shareholders' Equity 4,272 3,943 2,741
LTM  OIBDA* 2,736 2,452 1,571
- LTM Depreciation and amortization 1,165 1,055 593
- LTM Operating Income 1,571 1,397 978
LTM Interest 189 186 147
Debt/Equity 0.6 0.6 0.7
Debt/OIBDA** 1.0 1.0 1.3
OIBDA/Interest 14.5 13.2 10.7
Debt/Assets 0.3 0.3 0.3

Moldova
Population: 4.5 mln.
Penetration 39%
GDP* 2,000
Moldova
Population: 4.5 mln.
Penetration 39%
GDP* 2,000
Armenia
Population: 3.2 mln.
Acquired: Nov. 2006
Penetration 40%
GDP* 5,400
Armenia
Population: 3.2 mln.
Acquired: Nov. 2006
Penetration 40%
GDP* 5,400
Russia and CIS License Footprint
2G & 3G licenses
2G & 3G licenses
No VIP license
No VIP license
Ukraine
Population: 47.6 mln.
Acquired: Nov. 2005
Penetration 105%
GDP* 7,600
Ukraine
Population: 47.6 mln.
Acquired: Nov. 2005
Penetration 105%
GDP* 7,600
Georgia
Population: 4.7 mln.
Acquired: Jul. 2006
Penetration 46%
GDP* 3,800
Georgia
Population: 4.7 mln.
Acquired: Jul. 2006
Penetration 46%
GDP* 3,800
Azerbaijan
Population: 8.0 mln.
Penetration 44%
GDP* 7,300
Azerbaijan
Population: 8.0 mln.
Penetration 44%
GDP* 7,300
Turkmenistan
Population: 5.0 mln.
Penetration 4%
GDP* 8,900
Turkmenistan
Population: 5.0 mln.
Penetration 4%
GDP* 8,900
Uzbekistan
Population: 26.0 mln.
Acquired: Jan. 2006
Penetration 14%
GDP* 2,000
Uzbekistan
Population: 26.0 mln.
Acquired: Jan. 2006
Penetration 14%
GDP* 2,000
Tajikistan
Population: 6.8 mln.
Acquired: Dec. 2005
Penetration 20%
GDP* 1,300
Tajikistan
Population: 6.8 mln.
Acquired: Dec. 2005
Penetration 20%
GDP* 1,300
Kyrgyzstan
Population: 5.2 mln.
Penetration 25%
GDP* 2,000
Kyrgyzstan
Population: 5.2 mln.
Penetration 25%
GDP* 2,000
Kazakhstan
Population: 15.0 mln.
Acquired: Sept. 2004
Penetration 58%
GDP* 9,100
Kazakhstan
Population: 15.0 mln.
Acquired: Sept. 2004
Penetration 58%
GDP* 9,100
*GDP (PPP) $ per capita
Source: CIA World Factbook
Belarus
Population: 10.3 mln.
Penetration 63%
GDP* 7,800
Belarus
Population: 10.3 mln.
Penetration 63%
GDP* 7,800
Russia
Population: 145.2 mln.
Penetration 107%
GDP* 12,100
Russia
Population: 145.2 mln.
Penetration 107%
GDP* 12,100
Russia
Russia
2G license only
2G license only
3G license only
3G license only

Sources of Growth
Net Revenue Growth, 1Q 2006 to 1Q 2007, $ mln OIBDA Growth, 1Q 2006 to 1Q 2007, $ mln
Subscribers Growth, 1Q 2006 to 1Q 2007,  ‘000
1,488
936
145
407
1Q06 Russia CIS 1Q07
766
483
69
214
1Q06 Russia CIS 1Q07
40,025
45,784
1,258
4,503
1Q06 Russia CIS 1Q07

Operating Highlights: Russia
MOU (min)
ARPU (US$)
Active Subscriber Base, mln
Subscriber Market Share
*
33%
34%
34%
33%
32%
19%
18% 18%
19%
20%
12%
13%
14%
14%
34%
34%
34% 35% 35%
31%
32%
19%
16%
15%
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
MTS VimpelCom MegaFon Others
8.4
7.8
9.0
10.6
10.9
10.9
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
131
132
141
152
158
161
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
35.9
37.4
38.2
39.8 38.6
38.8
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
Note: *
)
estimated by independent sources generally based on registered subscribers

Financial Highlights: Russia
Net Revenues, $ mln OIBDA, $ mln
CAPEX, $ mln CAPEX / Revenue, LTM
623
146
297
226
380
200
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
22.9%
23.9%
32.5%
36.1%
41.6%
49.4%
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
+46.8%
859
871
1,021
1,228
1,281
1,278
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
+46.3%
677
645
666
530
462
404
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07

Operating Highlights: Kazakhstan
ARPU (US$)
MOU (min)
Active Subscriber Base, mln Subscriber Market Share
*
60%
55%
52%
49%
37%
41%
44%
47%
3%
4% 4% 4%
5%
45%
46%
50% 49%
5%
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
K'Cell VIP Others
10.3
8.8
12.6
14.4
13.8
12.2
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
49
45
66
88
72
78
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
2.2
2.6
3.1
1.8
2.1
3.5
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
Note: *
)
estimated by independent sources generally based on registered subscribers

Financial Highlights: Kazakhstan
Net Revenues, $ mln OIBDA, $ mln
CAPEX, $
mln
CAPEX / Revenue, LTM
31
49
55
37
36
57
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
77.5%
80.9%
69.3%
64.2%
50.2%
41.2%
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
+120.2%
119
112
104
80
54
49
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
+183.1%
17
22
34
49
36
62
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07

Operating and Financial Highlights:
Ukraine
Active Subscriber Base, mln
ARPU (US$) MOU (min)
Net Revenues, $ mln
4.3
3.4
5.9
6.7
4.2
3.0
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
36
168
149
172
61
138
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
0.3
0.1
0.5
0.8
2.0
1.5
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
+647.6%
2.0
2.1
5.8
11.5
14.3
15.7
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07

Operating and Financial Highlights:
Uzbekistan
Active Subscriber Base, mln
Net Revenues, $ mln
ARPU (US$) MOU (min)
16.6
12.7
11.8
9.8
6.7
1Q06 2Q06 3Q06 4Q06 1Q07
454
349
305
269
242
1Q06 2Q06 3Q06 4Q06 1Q07
0.4
0.4
0.5
0.7
1.1
1Q06 2Q06 3Q06 4Q06 1Q07
+102.2%
8.9
15.0
15.7
15.8
18.0
1Q06 2Q06 3Q06 4Q06 1Q07

Operating and Financial Highlights:
Tajikistan
Active Subscriber Base, mln Net Revenues, $ mln
ARPU (US$) MOU (min)
5.1
4.0
3.1
9.0
8.7
1Q06 2Q06 3Q06 4Q06 1Q07
39
48
206
70
188
1Q06 2Q06 3Q06 4Q06 1Q07
0.01 0.01 0.01
0.07
0.15
1Q06 2Q06 3Q06 4Q06 1Q07
+1483.3%
2.85
0.80
0.08
0.12
0.18
1Q06 2Q06 3Q06 4Q06 1Q07

Operating and Financial Highlights:
Armenia
178
141
4Q06 1Q07
Note:  Data for 4Q06 represent data for 1.5 months since the date of acquisition by VimpelCom
Active Subscriber Base, mln
Net Revenues, $ mln
ARPU (US$) MOU (min)
18.5
18.8
17.0
14.5
4Q06 1Q07
Fixed ARPU Mobile ARPU active base
0.6 0.6
0.4
0.4
4Q06 1Q07
Fixed Subscribers Mobile active subscribers
19.8
34.2
16.9
10.5
4Q06 1Q07
Fixed Revenue Mobile Revenue

Strategy Going Forward
• Grow ARPUs and customer loyalty
through pricing excellence and new
VAS
• Strengthen corporate segment
• Develop strong, situation-specific
value propositions in local markets
• Explore consolidation opportunities
• Focus on subscriber growth
• Leverage unified business platform
developed in Russia
• Pursue acquisitions in remaining markets
• Opportunistically explore deals outside
of the CIS
• Develop business in backbone wholesale
and residential broadband
• Build new digital service businesses,
including media, mobile TV, payment
services, etc.
• Explore new technologies and business
platforms
Drive operations and investment efficiency
• Re-balance focus from speed to efficiency and enhance cost transparency as markets mature
• Avoid head-count growth in mature operations
• Drive procurement excellence
• Optimize capex decisions at a granular level and continuously improve marketing spend efficiency
Build and sustain strong management capabilities
• Offer an open and transparent, meritocracy-based environment
• Use a global approach to hiring
• Develop best-in-class individual development and coaching mechanisms
• Ensure competitive, performance-based compensation packages
Extract maximum value in the
Russian business
Grow the business in the CIS
Capture attractive opportunities to
expand into new business areas

VimpelCom’s AGM
• The AGM has been set for June 29, 2007 with 10 candidates
vying for 9 board seats.  The record date is May 14 and the
cut-off date for ADR holders voting is June 25, 2007.
• Shareholder materials are available on the Company’s
website at the address:
www.vimpelcom.com/investor/shareholder/index.wbp

Summary
• Continued strong financial performance on the consolidated level.
• Flat revenue in Russia compared with the fourth quarter of
2006 confirms ongoing strength of the Russian market.
• CIS becomes increasingly important, behind strong
subscriber growth and improvements in OIBDA margin.

Questions and Answers
If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.
Due to time constraints, we ask that you limit yourselves to one question a nd one follow-up question.
If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.
----------
Thank you for your interest in VimpelCom
For more information please visit www.vimpelcom.com or contact
Investor_Relations@vimpelcom.com

Reconciliation Tables of non-U.S. GAAP Measures to Their Most Directly Comparable U.S. GAAP Financial Measures

Reconciliation of OIBDA and OIBDA Margin
(Unaudited)
($'000)
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
OIBDA 766,417 689,825 717,796 561,555 482,607 419,692
  Depreciation (269,172) (265,086) (243,593) (194,845) (171,094) (143,425)
  Amortization (53,289) (50,095) (45,648) (43,148) (40,955) (39,040)
Operating Income 443,956 374,644 428,555 323,562 270,558 237,227
OIBDA margin 51.5% 47.5% 52.8% 50.1% 51.6% 46.1%
Less: Depreciation as % of net
operating revenues (18.1%) (18.3%) (17.9%) (17.4%) (18.3%) (15.7%)
Less: Amortization as % of net
operating revenues (3.6%) (3.4%) (3.4%) (3.9%) (4.4%) (4.3%)
Operating Income 29.8% 25.8% 31.5% 28.8% 28.9% 26.1%
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended

Reconciliation of OIBDA and OIBDA Margin
in Russia (Unaudited)
($'000)
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
OIBDA 676,476 645,144 666,354 529,704 462,337 404,113
  Depreciation (232,681) (229,544) (221,973) (182,684) (161,936) (135,740)
  Amortization (28,536) (27,091) (26,429) (25,657) (24,977) (27,998)
Operating Income 415,259 388,509 417,952 321,363 275,424 240,375
OIBDA margin 52.9% 50.3% 54.2% 51.9% 53.1% 47.0%
Less: Depreciation as % of net
operating revenues (18.2%) (17.9%) (18.0%) (17.9%) (18.6%) (15.7%)
Less: Amortization as % of net
operating revenues (2.2%) (2.1%) (2.2%) (2.5%) (2.9%) (3.3%)
Operating Income 32.5% 30.3% 34.0% 31.5% 31.6% 28.0%
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Reconciliation of OIBDA to operating income
Three months ended

Reconciliation of OIBDA and OIBDA Margin
in Kazakhstan (Unaudited)
($'000)
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
OIBDA 62,007 35,744 49,023 33,908 21,907 16,979
  Depreciation (15,817) (21,142) (17,981) (9,363) (7,672) (7,655)
  Amortization (9,154) (9,134) (9,550) (9,324) (8,785) (8,245)
Operating Income 37,036 5,468 21,492 15,221 5,450 1,079
OIBDA margin 51.9% 31.6% 47.0% 42.2% 40.3% 34.2%
Less: Depreciation as % of net
operating revenues (13.2%) (18.7%) (17.2%) (11.7%) (14.1%) (15.4%)
Less: Amortization as % of net
operating revenues (7.7%) (8.1%) (9.2%) (11.5%) (16.2%) (16.6%)
Operating Income 31.0% 4.8% 20.6% 19.0% 10.0% 2.2%
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended

Reconciliation of ARPU in Russia (Unaudited)
($'000)
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Reconciliation of ARPU to service revenue and connection fees
Service revenue and connection
fees 1,276,754 1,276,276 1,223,681 1,014,810 864,767 849,775
Less: Connection fees
169 308 410 622 404 259
Less: Revenue from rent of fiber-optic
channels
964 433 760 325 328 309
Service revenue used to calculate
ARPU 1,275,621 1,275,535 1,222,511 1,013,863 864,035 849,207
Average number of active subscribers ('000)
39,021 39,102 38,365 37,733 36,784 33,754
ARPU (US$)
10.9 10.9 10.6 9.0 7.8 8.4
Three months ended

Reconciliation of ARPU in Kazakhstan
(Unaudited)
($'000)
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Reconciliation of ARPU to service revenue and connection fees
Service revenue and connection
fees 119,399 112,963 104,208 80,301 54,382 49,668
Less: Connection fees
0 0 0 0 0 0
Less: Revenue from rent of fiber-optic
channels
0 0 0 0 0 0
Service revenue used to calculate
ARPU
119,399 112,963 104,208 80,301 54,382 49,668
Average number of active subscribers ('000)
3,271 2,728 2,412 2,120 2,070 1,604
  ARPU (US$)
12.2 13.8 14.4 12.6 8.8 10.3
Three months ended

Reconciliation of ARPU in Ukraine (Unaudited)
($'000)
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Service revenue and connection
fees 16,158 14,652 12,320 5,948 2,103 1,952
Less: Connection fees
5 5 3 0 0 0
Less: Revenue from rent of fiber-optic
channels
0 0 0 0 0 0
Service revenue used to calculate
ARPU
16,153 14,647 12,317 5,948 2,103 1,952
Average number of active subscribers ('000)
1,781 1,170 611 338 208 228
  ARPU (US$)
3.0 4.2 6.7 5.9 3.4 4.3
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Uzbekistan
(Unaudited)
($'000)
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Service revenue and connection
fees 18,778 16,446 16,279 15,507 9,207 na
Less: Connection fees
0 0 0 0 0 na
Less: Revenue from rent of fiber-optic
channels 0 0 0 0 0 na
Service revenue used to calculate
ARPU
18,778 16,446 16,279 15,507 9,207 na
Average number of active subscribers ('000)
930 558 458 406 185 na
  ARPU (US$)
6.7 9.8 11.8 12.7 16.6 na
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Tajikistan
(Unaudited)
($'000)
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Service revenue and connection
fees 2,891 840 74 119 185 na
Less: Connection fees
0 0 0 0 0 na
Less: Revenue from rent of fiber-optic
channels 0 0 0 0 0 na
Service revenue used to calculate
ARPU
2,891 840 74 119 185 na
Average number of active subscribers ('000)
111 31 8 10 12 na
  ARPU (US$)
8.7 9.0 3.1 4.0 5.1 na
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Armenia (Unaudited)
Note: data for 4Q06 represent data for 1.5 months since the moment of acquisition by VimpelCom
($'000)
March 31,
2007
Dec 31,
2006
March 31,
2007
Dec 31,
2006
Service revenue and connection
fees 19,912 10,451 34,242 16,922
Less: Connection fees
129 0 0 0
Less: Revenue from rent of fiber-optic
channels
0 0 - -
Service revenue used to calculate
ARPU
19,783 10,451 34,242 16,922
Average number of active subscribers ('000)
456 409 607 609
  ARPU (US$)
14.5 17.0 18.8 18.5
Reconciliation of ARPU to service revenue and connection fees
Three months ended Three months ended
Mobile ARPU Fixed ARPU